Exhibit 99.1

                            [Third Point Letterhead]


October 17, 2007

Ms. Karen A. Dawes
Mr. Bradford S. Goodwin
Mr. Joseph Klein III
Laurence Jay Korn, Ph.D.
Richard Murray, Ph.D.
John S. Saxe, Esq.
L. Patrick Gage, Ph.D.

PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555

PDL Board Members:

We are encouraged by PDL's October 1st press release announcing that the Board will actively seek the sale of the entire Company or all of its component pieces. We are also pleased with the progress apparently being made by the Merrill Lynch investment bankers in spearheading this process and advancing it expeditiously to a successful conclusion.

Despite these positive developments, we are disappointed that the sale process is still being led by a Board that does not include a Third Point representative, and that Patrick Gage remains the Company's CEO, despite having demonstrated his unsuitability. Accordingly, although we remain convinced that PDLI shares are undervalued, and that a sale will maximize shareholder value, in light of your continuing refusal to provide us with a voice in the Company's affairs through a Board seat, we have reduced our position.

Despite the reduction in our PDLI position, we have maintained a holding above the 13D filing threshold, and remain one of the Company's largest shareholders. We will be carefully watching developments, and assessing our options, as events unfold.



Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb